

April 24, 2006

GOLDBELT INCREASES MEASURED RESOURCE BY 53% AND ANNOUNCES UPCOMING DRILL PROGRAM

Goldbelt Resources Ltd. (TSX-V: GLD) is pleased to announce an updated and re-categorized resource estimate prepared in accordance with NI 43-101.

A revised estimate of the Inata resources was prepared by RSG Global based on extension diamond drilling results and 1,500 new density measurements. RSG Global's resource estimate has resulted in an increase in Measured resources of approximately 53% for ounces of gold and 78% for resource tonnes. The total Measured and Indicated at Inata was increased by 15,000oz to 948,000oz of gold. The total Inata trend resource is now 1,138,000oz of gold.

Results were as follows:

Deposit	Measured			Indicated			Measured & Indicated			Inferred		
Belahouro Resources Resource Categories @ 0.5 g/t												
	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs
INATA TREND												
Inata	2,480	2.6	203,000	12,544	1.8	718,000	15,024	1.9	921,000	3,567	1.4	165,000
Sayouba										144	2.4	11,000
Minfo				622	1.3	27,000	622	1.3	27,000	347	1.2	14,000
Total	**2,480**	**2.6**	**203,000**	**13,166**	**1.8**	**745,000**	**15,646**	**1.9**	**948,000**	**4,058**	**1.5**	**190,000**

Historical resources for the Souma and Fete Kole areas have not changed and are outlined below.

Deposit	Measured			Indicated			Measured & Indicated			Inferred		
Historical Resources Resource Categories @ 0.5 g/t												
	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs	Tonnage (Kt)	Au g/t	ozs
SOUMA TREND												
BSF 1										463	3.0	44,600
BSF 16										170	2.0	10,900
FETE KOLE TREND												
Fete Kole										4,636	2.7	402,000
Historical Resources Total										**5,269**	**2.7**	**457,500**

Collin Ellison, President and CEO, said "Goldbelt is undertaking a 35,000m drill program in 2006, which is due to start in the beginning of May. The focus will be on continuing expansion and definition of the resources at Inata and developing further resources within the Belahouro mining district, namely at the

Fete Kole and Souma areas. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is to be completed in Q4, 2006."

The Belahouro exploration drilling will focus on targets identified by previous exploration programs and by recent rock chip and grab samples taken from Gassel Garafo (Belahouro).

Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release. For further details, please visit the Company's website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, at (416) 364-0557 or by email to lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: *"Collin Ellison"*

Collin Ellison, President and CEO